GRAND PEAK CAPITAL CORP.
(the "Company")

CERTIFICATE OF OFFICER

RE:	Annual general and special meeting of shareholders of the Company to be held on Tuesday, March 31, 2009 (the "Meeting")

The undersigned, Navchand Jagpal, being the President and Chief Executive Officer of the Company, hereby certifies for and on behalf of the Company and not in any personal capacity, and without assuming any personal liability whatsoever, after making due inquiry, that:

(a)
the Company is relying on section 2.20 of National Instrument 54-101 –  "Communication with Beneficial Owners of Securities of a Reporting Issuer" (the "Instrument") to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of the Instrument;

(b)
the Company has arranged to have proxy-related materials for the Meeting to be sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(c)	the Company has arranged to have carried out all of the requirements of the Instrument in addition to the foregoing.

DATED March 5, 2009

/s/ Navchand Jagpal
Navchand Jagpal
President and Chief Executive Officer